Exhibit 99.1

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES TO PRESENT AT THE SUNTRUST ROBINSON HUMPHREY AND LEHMAN BROTHERS CONFERENCES

HOUSTON, TX, April 6, 2005 - Stage Stores, Inc. (Nasdaq: STGS) announced today that management will make a presentation at the SunTrust Robinson Humphrey 34th Annual Institutional Investor Conference on Tuesday, April 12, 2005 at 11:05 a.m. Eastern Time. The conference is being held at the Ritz-Carlton Buckhead in Atlanta, GA.

The Company also announced today that management will make a presentation at the Lehman Brothers Eighth Annual Retail Seminar on Tuesday, April 26, 2005 at 9:30 a.m. Eastern Time. The conference is being held at The St. Regis Hotel in New York, NY.

A live webcast of management's presentation at each conference will be available. To access each conference presentation webcast, log on to the Company's web site at www.stagestores.com at the appropriate day and time, and then click on Investor Relations, then Webcasts, then the webcast link. A replay of each presentation will be available online for approximately 30 days following the conclusion of each conference.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 532 stores located in 29 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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